May 5, 2009

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
------------------------------------------

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

         Re:      WNC California Housing Tax Credits, L.P.
                  Form 10-K for the Year Ended March 31, 2007
                  Forms 10-Q for the quarters ended June 30, September 30 and December 31, 2007
                  File No. 000-20058

Dear Mr. Gordon:

         The registrant is in receipt of your letter to Wilfred N. Cooper, Jr., dated April 10, 2009 respecting the above-referenced registrant (the "Partnership"). I am the Chief Financial Officer of WNC & Associates, Inc., general partner of the Partnership.

         Responses to the comments included in your letter are set forth below, numbered to correspond to the numbering system utilized in your letter.

         We note that certain of the Staff's comments request revision to the annual report on Form 10-K filed for the year ended March 31, 2007. We provide below the responses that would be included in that report if we were to file an amended report to include the responsive changes. We propose, however, that the Partnership not file an amended report but instead make such changes as appropriate to its next and all future 10-K filings. Filing an amended report for the year ended March 31, 2007, would involve significant delay in filing reports for subsequent periods, as well as unnecessary legal and auditing expense and administrative burden on the Partnership. We believe filing an amendment to the existing report is not necessary in the interest of Partnership investors or the public for the following reasons: (i) the Partnership is not publicly traded in any market, (ii) it is a single investment cycle vehicle designed for providing tax credits which have all been allocated and is currently in its disposition stage; and (iii) the Partnership will file currently delinquent reports with updated information for the years ended March 31, 2008 and 2009, and those reports will include, as appropriate, all of those changes determined through this comment and response process for the report currently on file.

Mr. Daniel L. Gordon
May 5, 2009
Page 2


         References below to "the 10-K" are to the Annual Report on Form 10-K for the year ended March 31, 2007, unless otherwise noted:

1. We currently anticipate filing the annual report on Form 10-K for the year ended March 31, 2008 by May 30, 2009, we anticipate filing the quarterly reports on 10-Q for the first three quarters of the year ended March 31, 2009, and the annual report on Form 10-K for the year ended March 31, 2009 by June 30, 2009.

2. Please be advised that the requested disclosure can be found as the final risk factor in Item 1A of the 10-K, and similar risk factor disclosure will be included in any future annual reports as appropriate.

3. The Partnership's principal business objective is providing its investors with low income housing tax credits, not the generation of gains from the appreciation of real estate held by the Local Limited Partnerships. The Partnership proposes to include the following disclosure in its future annual reports, as appropriate.

                  The Partnership's principal business objective is providing its Limited Partners with low income housing tax credits, not the generation of gains from the appreciation of real estate held by the Local Limited Partnerships. In its financial statements, the Partnership has carried its investments in Local Limited Partnerships at values reflecting the sum of the total amount of the remaining future low income housing tax credits estimated to be allocated to the Partnership and the estimated residual value to the Partnership of its interests in the Local Limited Partnerships. As of the beginning of the first year covered by this report, the Partnership had reduced the carrying amount to $0 with respect to all of its investments.

4. The Partnership proposes to include the following disclosure in its future annual reports, as appropriate.

                  Historically, the Partnership has been unable to timely file and provide investors with all of its required periodic reports. In some instances, the delay has been substantial.

5. The Partnership proposes to include the following disclosure in its future annual reports, as appropriate, at the end of what is the penultimate paragraph included in Item 1A of the 10-K.

                  The General Partner decides how the Partnership's investments in Housing Complexes are managed, and when the investments will be sold. The General Partner may face a conflict in these circumstances because the General Partner's share of fees and cash distributions from the transaction may be more or less than their expected share of fees if a Housing Complex were not sold. The result of these conflicts could be that a Series may make investments which are less desirable, or on terms which are less favorable, to the Series than might otherwise be the case. The Partnership has not developed any formal process for resolving conflicts of interest. However, the General Partner is subject to a fiduciary duty to exercise good faith and integrity in handling the affairs of the Partnership, and that duty will govern its actions in all such matters. Furthermore, the manner in which the Partnership can operate and sell investments are subject to substantial restrictions in the Partnership Agreement.

Mr. Daniel L. Gordon
May 5, 2009
Page 3



6. The Partnership will include in future annual reports the occupancy rate for each of the properties held by the Local Limited Partnerships for each of the preceding five years. The table set forth as Exhibit A to this letter provides the occupancy rates for the five years through March 31, 2007, that would be included in the 10-K.

         The Partnership does not directly own any real properties, but instead owns Limited Partnership interests in various Local Limited Partnerships that are accounted for on the equity method. The Local Limited Partnerships own the underlying real properties.

         Information concerning historical rental rates is not available to the Partnership without significant effort and expense, and, for the reasons discussed below, is not material to an investor in the Partnership. Such information would thus not be included in future annual reports on Form 10-K.

         As noted above, the principal investment objective of the Partnership has been to provide low income housing tax credits. Rental rates for the properties held by the Local Limited Partnerships are not market rates. Subsidized housing subject to low income housing tax credit allocations is typically also subject to a number of rules and regulations imposed by the subsidizing agencies. These include restrictions on the tenants who are eligible to occupy the apartment units, the establishment of rental rates or scales, and limitations imposed on rental increases. Accordingly, rental rates would not reflect the residential real estate rental market for any of the properties, changes in such markets or trends in the operations of the properties, but would instead reflect primarily the impact of the subsidy programs generating the tax credits. As the tax credits have been the Partnership's principal objective, the detailed historical rental rate information is not material to investors.

7. We note that the requested information is not specifically required by Form 10-K or Regulation S-K. Furthermore, the type of requested information is not maintained or used by the General Partner, nor would it be available to the Partnership without a significant investment of time and other resources. Moreover, the Partnership does not believe that the information is material to an individual investor. The Partnership reports income and loss from its investments on an equity basis, and does not separately provide depreciation information on a property by property basis. The investors have invested in the Partnership for the purpose of receiving allocations of low income housing tax credits, an objective which has been satisfied and is unrelated to real property depreciation. The Partnership believes that property by property depreciation information is of limited value in the context of a low income housing tax credit partnership, particularly in light of restrictions on the use by investors of passive losses under provisions in the Internal Revenue Code. The Partnership does not provide operating cash distributions, and tax depreciation information is of limited, if no, value to most individual investors. The Partnership believes that any limited value of such information is far outweighed by the cost to derive, present and maintains such information solely for the purpose of reporting.

Mr. Daniel L. Gordon
May 5, 2009
Page 4



         As noted above, Partnership does not directly own any real properties, but instead owns Limited Partnership interests in various Local Limited Partnerships that are accounted for on the equity method. The Local Limited Partnerships own the underlying real properties.

8. During the year ended March 31, 2007 the Partnership made distributions to the Limited Partners in the amount of $274,547, which is $36.85 per Partnership Unit. Typically distributions are not made to Limited Partners unless a Local Limited Partnership is sold. The Partnership confirms that future reports will include a statement quantifying any distributions during the periods covered by the reports or, in the alternative, will state that no distributions have been made during the period where appropriate.

9. Item 9A paragraph (a) will be revised in future reports to add the language set forth below. We confirm that future filings will accurately describe the officers' conclusions regarding the effectiveness of the registrant's disclosure controls and procedures.

                  Notwithstanding the foregoing, the Partnership must rely on the Local Limited Partnerships to provide the Partnership with certain information necessary to the timely filing of the Partnership's periodic reports. Factors in the accounting at the Local Limited Partnerships have caused delays in the provision of such information, and resulted in the Partnership's inability to file its periodic reports in a timely manner. These factors are not within the control of the Partnership or the General Partner and may cause delays in the filing of future periodic reports.

10. This will confirm that future Form 10-K filings will include the following biographical information under Item 10:

         Kay L. Cooper, age 72, is a Director of WNC & Associates, Inc. and has not otherwise been engaged in business activities during the previous five years. Kay Cooper was the sole proprietor of Agate 108, a manufacturer and retailer of home accessory products, from 1975 until its sale in 1998. She is the wife of Wilfred Cooper, Sr. and the mother of Wilfred Cooper, Jr. Ms. Cooper graduated from the University of Southern California in 1958 with a Bachelor of Science degree.

Mr. Daniel L. Gordon
May 5, 2009
Page 5



         Jennifer E. Cooper, age 46, is a Director of WNC & Associates, Inc. and has not otherwise been engaged in business activities during the previous five years. She is the wife of Wilfred Cooper, Jr. and attended the University of Texas from 1981 to 1986.

11. Please be advised that the Partnership did not pay the full amount of the asset management fee for the years covered by the 10-K because Partnership cash was insufficient for such purpose. Please see item 2 above. Disclosure to this effect will be included in future annual reports filed by the Partnership.

12. Please be advised that unpaid operating expenses reimbursable to the General Partner were in the amounts of $37,153, $29,390 and $23,902 for the fiscal years covered by the 10-K. The amount of unpaid operating expenses will be included in future annual reports filed by the Partnership.

13. Item 11 of the 10-K would read in its entirety as follows, and future annual reports on Form 10-K will include updated disclosure in substantially the same format:

                  The General Partners and their Affiliates are not permitted under Section 5.6 of the Partnership's Agreement of Limited Partnership (the "Agreement," incorporated as Exhibit 3.1 to this report) to receive any salary, fees, profits, distributions or allocations from the Partnership or any Local Limited Partnership in which the Partnership invests except as expressly allowed by the Agreement. The compensation and other economic benefits to the General Partner and its Affiliates provided for in the Agreement are summarized below.

                  (a)  Compensation for Services

                  For services rendered by the Managing General Partner or an Affiliate of the Managing General Partner in connection with the administration of the affairs of the Partnership, the Managing General Partner or any such Affiliate may receive an annual Asset Management Fee in an amount equal to 0.5% of Invested Assets in Local Limited Partnerships which are subsidized under one or more Federal, state or local housing assistance programs. The Asset Management Fee is payable with respect to the previous calendar quarter on the first day of each calendar quarter during the year. Accrued but unpaid Asset Management Fees for any year are deferred without interest and are payable in subsequent years from any funds available to the Partnership after payment of all other costs and expenses of the Partnership, including any capital reserves then determined by the Managing General Partner to no longer be necessary to be retained by the Partnership, or from the proceeds of a sale or refinancing of Partnership assets. Fees of approximately $112,000 were incurred during each of the years ended March 31, 2007, 2006 and 2005. The Partnership paid the General Partners and or their affiliates $0 of those fees during the each of the years ended March 31, 2007, 2006 and 2005.

Mr. Daniel L. Gordon
May 5, 2009
Page 6


                  Subject to a number of terms and conditions set forth in the Agreement, the General Partner and its Affiliates may be entitled to compensation for services actually rendered or to be rendered in connection with (i) selecting, evaluating, structuring, negotiating and closing the Partnership's investments in Local Limited Partnership Interests, (ii) the acquisition or development of Properties for the Local Limited Partnerships, or (iii) property management services actually rendered by the General Partners or their Affiliates respecting the Properties owned by Local Limited Partnerships. The Partnership has completed its investment stage, so no compensation for the services in (i) or (ii) has been paid during the period covered by this report and none will be paid in the future. None of the services described in (iii) were rendered and no such compensation was payable for such services during the periods covered by this report.

                  (b)  Operating Expenses

                  Reimbursement to a General Partner or any of its Affiliates of Operating Cash Expenses is subject to specific restrictions in
                  Section 5.3.4 of the Partnership's Agreement of Limited Partnership (the "Agreement," incorporated as Exhibit 3.1 to this report). The Agreement defines "Operating Cash Expenses" as

                           " . . . the amount of cash disbursed by the Partnership . . . in the ordinary course of business for the payment of its operating expenses, such as expenses for advertising and promotion, management, utilities, repair and maintenance, insurance, investor communications, legal, accounting, statistical and bookkeeping services, use of computing or accounting equipment, travel and telephone expenses, salaries and direct expenses of Partnership employees while engaged in Partnership business, and any other operational and administrative expenses necessary for the prudent operation of the Partnership. Without limiting the generality of the foregoing, Operating Cash Expenses shall include fees paid by the Partnership to any General Partner or any Affiliate of a General Partner permitted by this Agreement and the actual cost of goods, materials and administrative services used for or by the Partnership, whether incurred by a General Partner, an Affiliate of a General Partner or a non-Affiliated Person in performing the foregoing functions. As used in the preceding sentence, actual cost of goods and materials means the actual cost of goods and materials used for or by the Partnership and obtained from entities not Affiliated with a General Partner, and actual cost of administrative services means the pro rata cost of personnel (as if such persons were employees of the Partnership) associated therewith, but in no event to exceed the Competitive amount."

Mr. Daniel L. Gordon
May 5, 2009
Page 7


                  The Agreement provides that no such reimbursement shall be permitted for services for which a General Partner or any of its Affiliates is entitled to compensation by way of a separate fee. Furthermore, no such reimbursement is to be made for (a) rent or depreciation, utilities, capital equipment or other such administrative items, and (b) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any "controlling person" of a General Partner or any Affiliate of a General Partner. For the purposes of Section 5.3.4, "controlling person" includes, but is not limited to, any person, however titled, who performs functions for a General Partner or any Affiliate of a General Partner similar to those of: (1) chairman or member of the board of directors; (2) executive management, such as president, vice president or senior vice president, corporate secretary or treasurer; (3) senior management, such as the vice president of an operating division who reports directly to executive management; or (4) those holding 5% or more equity interest in such General Partner or any such Affiliate of a General Partner or a person having the power to direct or cause the direction of such General Partner or any such Affiliate of a General Partner, whether through the ownership of voting securities, by contract or otherwise.

                  (c)      Interest in Partnership

                  The General Partner receives 1% of the Partnership's allocated Low Income Housing Tax Credits, which approximated which approximated $0, $0 and $34 for Associates and $0, $0 and $4 for the General Partner in the aggregate for the tax years (calendar years) ended December 31, 2006, 2005 and 2004, respectively. The General Partner is also entitled to receive 1% of the Partnership's operating income or losses, gain or loss from the sale of property and operating cash distributions. There were no distributions of operating cash to the General Partner during the years ended March 31, 2007, 2006 and 2005. The General Partner has an interest in sale or refinancing proceeds as follows: after the Limited Partners have received a return of their capital, General Partner may receive an amount equal to its capital contribution, less any prior distribution of such proceeds, then the General Partner may receive 1% and the Limited Partners 99% of any remaining proceeds. There were no such distributions to the General Partner during the years ended March 31, 2007, 2006 and 2005.

14. Please be advised that, in future filings, the Partnership will file certifications in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.

                                      *****

Mr. Daniel L. Gordon
May 5, 2009
Page 8




         In connection with the foregoing, the Partnership hereby acknowledges that:

         - The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;

         - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact me at
(714) 662-5565 ext. 114 or Melanie Wenk at (714) 662-5565 ext 171.

                                        Very truly yours,




                                        /s/ Thomas J. Riha

                                        Thomas J. Riha
                                        Senior Vice President - Chief Financial
                                          Officer, WNC & Associates, Inc.

cc:      Jonathan Wiggins
         Kristina Aberg
         Division of Corporation Finance
         Securities and Exchange Commission
         100 F Street, NE
         Washington, D.C. 20549

         Paul G. Dannhauser, Esq.


WNC CALIFORNIA HOUSING TAX CREDIT FUND , L.P.
MARCH 31, 2007
Occupancy Rates
                                                                     -------------------------------------------------
                                                                                    AS OF DECEMBER 31,
                                                                     -------------------------------------------------

    LOCAL LIMITED                              GENERAL PARTNER
   PARTNERSHIP NAME          LOCATION               NAME                2006      2005      2004      2003      2002
----------------------------------------------------------------------------------------------------------------------


                                             Philip R. Hammond,
                                             Jr. and Diane M.
Alta Vista Investors   Orosi, California     Hammond                     100%      100%       98%       93%       95%

BCA Associates (1)     Anderson, California  Douglas W. Young             (1)      100%       98%      100%      100%

                                             David J. Michael,
                                             Patrick R.
                                             Sabelhaus and
                                             Professional
Cloverdale Garden      Cloverdale,           Apartment
Apartments             California            Management                   97%      100%      100%       97%      100%


                                             Philip R. Hammond,
                                             Jr. and Diane M.
Countryway Associates  Mendota, California   Hammond                      88%       66%       98%       98%       98%

                                             David J. Michael
                                             and Professional
                                             Apartment
East Garden Apartments Jamestown, California Management                   98%      100%       98%       98%      100%

HPA Investors          Shafter, California   Douglas W. Young             90%       95%       95%       90%      100%






WNC CALIFORNIA HOUSING TAX CREDIT FUND, L.P.
MARCH 31, 2007
Occupancy Rates
                                                                     -------------------------------------------------
                                                                                    AS OF DECEMBER 31,
                                                                     -------------------------------------------------

    LOCAL LIMITED                              GENERAL PARTNER
   PARTNERSHIP NAME          LOCATION               NAME                2006      2005      2004      2003      2002
----------------------------------------------------------------------------------------------------------------------


                        Knights Landing,     Douglas W. Young
Knights Landing Harbor  California           and Diane L. Young          100%      100%       92%      100%      100%


                                             Philip R. Hammond,
Midland Manor                                Jr. and Diane M.
Associates              Mendota, California  Hammond                      88%       95%       98%       97%       95%

                                             Richard Parasol
                        San Jacinto,         and Richard A.
San Jacinto Associates  California           Gullota                      97%       95%      100%      100%      100%

                                             Thomas G. Larson,
                                             William H. Larson
                                             and Raymond L.
Woodlake Manor          Woodlake, California Tetzlaff                     93%       93%      100%       93%       97%

                                             Ronald D.
Yreka Investment Group  Yreka, California    Bettencourt                  94%       97%      100%      100%       97%
                                                                        ----      ----      ----      ----      ----

                                                                         95%        94%       98%       97%       98%
                                                                        ====      ====      ====      ====      ====

(1)      Sold on October 18, 2006, therefore occupancy rate as of December 31, 2007 is not applicable.
